Exhibit 99.1

Volvo Group Presents Hybrid Technology in the US

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 11, 2007--At an event being held at the Swedish Embassy in Washington, DC the Volvo Group (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLB) today is rolling out its internally developed unique hybrid technology for heavy vehicles, I-SAM. The event is part of the Volvo Group's broad-based investment in commercially viable hybrid technology for heavy vehicles. Among other items, the Volvo Group will demonstrate a construction truck with hybrid drive ordered by the US Air Force.

Participants at today's event at the newly built House of Sweden in Washington, DC include Volvo's CEO Leif Johansson and Mack Trucks' President Paul Vikner. Technology unveiled for the guests includes a construction truck from the Volvo Group's Mack subsidiary, a Mack Granite, which is equipped with a hybrid driveline and was developed for the US Air Force. Development of the truck was carried out in close cooperation with the US Air Force, which earlier also was involved in producing a prototype of a tanker truck with hybrid drive.

The Volvo Group is a leader in hybrid drives for heavy vehicles such as trucks and buses and in March 2006 presented a unique hybrid solution that has great potential of becoming commercially viable. Volvo's solution was named based on its functionality, I-SAM - Integrated Starter Alternator Motor, and can provide fuel savings of up to 35% depending on application area and driving conditions. The first vehicles are expected to enter production in 2009. The Group is also developing hybrid technology for construction equipment, such as wheel loaders, in which the fuel savings can be up to 50%.

"The issue of climate changes and uncertainty regarding the supply and pricing of oil makes hybrid drive an extremely attractive technology for our customers," says Volvo CEO Leif Johansson. "With our solution, we can offer technology that saves fuel and the environment and, consequently, can be good business for society and our customers.

"The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27/ +46 705 59 11 49